VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

July 21, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,554 2,544 2,532 2,514 2,498 2,482 2,464 2,446 2,433 2,422 2,408 2,393 2,380 2,366 2,350 2,324 2,296 2,267 2,238 2,204 2,173 2,138 2,101 2,067 2,036

7/14/2017

6/16/2017

5/25/2017

4/28/2017

3/31/2017

3/03/2017

2/03/2017

1/13/2017

12/16/2016

11/18/2016

10/21/2016

9/23/2016

8/26/2016

7/29/2016

6/30/2016

6/03/2016

5/06/2016

4/08/2016

3/11/2016

2/12/2016

1/15/2016

12/18/2015

11/20/2015

10/23/2015

9/24/2015

485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT

0000768847-17-000107

0000768847-17-000089

0000768847-17-000065

0000768847-17-000035

0000768847-17-000005

0001137360-17-000081

0001137360-17-000046

0001137360-17-000014

0001137360-16-001297

0001137360-16-001277

0001137360-16-001254

0001137360-16-001224

0001137360-16-001200

0001137360-16-001174

0001137360-16-001145

0001137360-16-001094

0001137360-16-001037

0001137360-16-000981

0001137360-16-000927

0001137360-16-000865

0001137360-16-000804

0001137360-15-000737

0001137360-15-000672

0001137360-15-000605

0001137360-15-000542

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,028 2,020 2,008 2,001 1,999 1,994 1,985 1,972 1,971 1,940 1,902 1,865 1,838 1,810 1,781 1,755 1,729 1,703 1,664 1,633 1,605 1,578 1,548 1,512 1,479 1,446 1,409 1,338

9/11/2015

9/04/2015

8/28/2015

8/21/2015

8/17/2015

8/10/2015

8/03/2015

7/27/2015

7/23/2015

6/25/2015

5/28/2015

`5/01/2015

4/02/2015

3/06/2015

2/06/2015

1/09/2015

12/12/2014

11/14/2014

10/16/2014

9/18/2014

8/22/2014

7/24/2014

6/27/2014

5/30/2014

5/02/2014

4/04/2014

3/05/2014

12/20/2013

485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485APOS

0001137360-15-000530

0001137360-15-000514

0001137360-15-000494

0001137360-15-000482

0001137360-15-000480

0001137360-15-000471

0001137360-15-000452

0001137360-15-000430

0001137360-15-000428

0001137360-15-000371

0001137360-15-000298

0001137360-15-000231

0001137360-15-000177

0001137360-15-000121

0001137360-15-000068

0001137360-15-000018

0001137360-14-000752

0001137360-14-000702

0001137360-14-000623

0000930413-14-004047

0001137360-14-000518

0001137360-14-000466

0001137360-14-000409

0001137360-14-000329

0001137360-14-000257

0001137360-14-000187

0001137360-14-000119

0000930413-13-005863

The Amendments relate to Market Vectors China A Consumer Demand ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Vice President and Assistant Secretary